Mail Stop 6010

November 27, 2007

Weston M. Hicks
Chief Executive Officer
Alleghany Corporation
7 Times Square Tower, 17th Floor
New York, NY 10036

> **Re:** **Alleghany Corporation**
> **Definitive Proxy Statement**
> **Filed March 14, 2007**
> **File No. 001-09371**

Dear Mr. Hicks:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 11, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to prior comments 6 and 10. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.

2. We note your response to prior comment 8. It is clear from the Executive Compensation and Related Person Disclosure release (Securities Act Release No. 8732A) (see text at footnote 86) that the Compensation Discussion and Analysis should include a discussion and analysis relating to on-going compensation arrangements and policies that the company will apply on a going-forward basis. As such we reissue prior comment 8.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney